# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Dude Apparel Brand LLC
740 Front Street
Hempstead, NY 11550
https://duderobe.com/

Up to $1,070,000.00 in Class A Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Dude Apparel Brand LLC
**Address:** 740 Front Street, Hempstead, NY 11550
**State of Incorporation:** NY
**Date Incorporated:** August 07, 2017

## Terms:

Equity

**Offering Minimum:** $10,000.00 | 2,000 shares of Class A Common Stock
**Offering Maximum:** $1,070,000.00 | 214,000 shares of Class A Common Stock
**Type of Security Offered:** Class A Common Stock
**Purchase Price of Security Offered:** $5.00
**Minimum Investment Amount (per investor):** $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

**Investment Incentives***

***Time-Based***

**Friends and Family Early Dudes**

Invest within the first 48 hours and receive additional 20% bonus shares.

**Super Early Dude Bonus**

Invest within the first week and receive additional 15% bonus shares.

**Early Dude Bonus**

Invest within the first two weeks and receive an additional 10% bonus shares.

***Amount-Based***

**$500+ | Tier 1**

15% product discount for 1 year on orders placed on duderobe.com

**$1,000+ | Tier 2**

1 personalized robe (initials, first name, or nickname on front left chest) + 20% lifetime discount on orders placed on duderobe.com

**$2,500+ | Tier 3**

7% bonus shares + 1 personalized robe (initials, first name, or nickname on front left

chest) + 25% lifetime discount on orders placed on duderobe.com

**$5,000+ | Tier 4**

10% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 30% lifetime discount on orders placed on duderobe.com

**$10,000+ | Tier 5**

15% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 35% lifetime discount on orders placed on duderobe.com

**$20,000+| Tier 6**

20% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 40% lifetime discount on orders placed on duderobe.com + Dinner with Founder & Dude-in-Chief.

**All perks occur when offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Dude Apparel Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $5 / share, you will receive 10 additional shares of Class A Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

As seen on Shark Tank, Good Morning America, Kickstarter & in Pro Sports Locker Rooms, DudeRobe is a modern twist on the boring old bathrobe. We redesigned and re-engineered the bathrobe into something guys today actually WANT to wear. Primarily a direct-to-consumer business, DudeRobe gear is perfect for out of the shower, lounging around the house, taking out the trash, walking the dog, after the hot tub, and anywhere else you can imagine.

While the DudeRobe is our hero product, we also sell DudeShorts & DudePants to complete the ensemble. Our pants & shorts are made of the same dual fabric as the robe and are ideal to complete the after-shower and/or lounging experience.

The Company was formed under the name Dude Apparel Brand LLC on August 7, 2017, in the state of New York. The Company has been doing business under the name DudeRobe since acquiring a trademark on August 28, 2018.

As of the time of this Regulation Crowdfunding offering, Dude Apparel Brand LLC is contemplating converting to a Delaware C-Corporation. The Company plans to convert once it raises $400,000. The information disclosed in this Offering Memorandum reflects the Company's information post-conversion.

*Competitors and Industry*

DudeRobe falls under the loungewear/athleisurewear industries, which includes bathrobes, and home textile industries. In terms of the competitive landscape, there are companies in those categories that can be considered the Company's competition.

In the loungewear and athleisure space, we believe our relevant competitors are companies like Tommy John, Mack Weldon, Me Undies, Rhone & Vuori, and Saxx. The global loungewear market is estimated to reach $37.7 billion in 2021, and the sleepwear & loungewear market is anticipated to grow $19.5 billion by 2024. (Sources: Statista, Technavio)

In the bathrobe space specifically, there is no dominant name brand that "owns" the bathrobe category for men. As such, many of our competitors primarily sell their products on Amazon. Companies that we believe compare favorably with DudeRobe are brands such as Alexander Del Rossa, David Archy, NY Threads, and California Cowboy. As those are all private companies, we don't have access to revenues or valuation.

Finally, in the home textile space, DudeRobe's noteworthy competitors are companies such as Parachute Home, Brooklinen, Riley Home, and Miracle Brand. The global home textile market is anticipated to reach $133.4 billion in sales by 2025. (Source: Statista)

Our dual fabric construction and hoodie styling are what set us apart initially, as well as our non-floppy sleeves and permanently attached belt. But as we scale, we are offering technical fabrics that have actual benefits, and this is what will set us apart even further.

*Current Stage and Roadmap*

We are an early-stage, growing company that achieved over 700% revenue growth in 2020, including 2,471% growth on our website, DudeRobe.com. Jan. to Jul. 2021 sales revenue was nearly three times ahead of the same period in 2020. The bathrobe is our "hero" product currently, though we also sell matching shorts and pants.

We launched with a Kickstarter campaign end of May 2017 and hit our funding goal of $25K in two days. One week after launch, Shark Tank reached out to us and three months later we were pitching the Sharks. Four months later, we aired on ABC.

Since then, several NBA teams have purchased for their locker rooms and a number of high-profile athletes have been spotted wearing their DudeRobes. We first appeared on Good Morning America in October 2020 and sold out in under 5 hours. We returned to GMA in early July and had another strong showing. We have also been very successful on Touch of Modern, a male-skewing flash sale site, earning us "Best of Touch of Modern" status.

We have several new, exciting initiatives in the works.

## Version 2.0 - Technical Fabrics & New Products

While our current version of DudeRobe will remain a staple of our product mix, we've sourced some technical fabrics that offer benefits to users, including skin benefits, recovery benefits, thermoregulation and is anti-microbial and is sustainable. We plan to introduce other products that boast some of these benefits, in addition to the core products we currently offer. We plan to launch our first product in this line before the end of 2021 or early 2022. We have prototypes in hand that are being further developed and lab tested before we can launch to make certain that any and all claims are scientifically arrived at.

## Customized DudeRobe Gear

We currently offer custom Robes to professional athletes and other influencers and we plan to roll out a custom program for individuals, teams, and other groups. In addition to becoming its own profit center, customization should serve to reduce return rates and increase Average Order Value. We have sourced an application/development platform that suits our needs, and we plan to roll out customization as early as before the end of 2021 or the beginning of 2022.

## Unisex - DudeRobe for Her

Driven by requests from women, we are launching a smaller size and marketing DudeRobe to women as well. The sizing will be unisex. During this time of gender fluidity, particularly for younger generations, it would be tone deaf for us not to recognize that women can wear a DudeRobe as well as any man. We firmly believe that being a dude is more about your attitude than your gender. We plan to introduce this new size and really start marketing towards women either in Q4 of 2021 or Q1 of 2022.

## Collaborations with Influencers

We are in conversation with some of the top sports and entertainment representation and marketing agencies regarding collaborations with their clients to sell custom DudeRobe gear to their players' audience. We anticipate doing monthly drops or collaborations with various influencers and/or leagues, and Sports Leagues/Licenses.

## The Team

### Managers

**Name:** Howie Busch

Howie Busch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, President & CEO
  **Dates of Service:** August 07, 2017 - Present
  **Responsibilities:** Responsible for running the day-to-day operations of the company as well as overseeing the broader goals and mission of the company. Howie's responsibilities entail overseeing all components of the business, including manufacturing, sales, marketing and sponsorship deals, fulfillment, product development and customer service. Howie currently does not take a salary but plans to take $8,000/month in compensation following this offering.

Other business experience in the past three years:

- **Employer:** Billy Blaze Design
  **Title:** Chief Innovation Officer & Consultant / Coach
  **Dates of Service:** January 01, 2012 - Present
  **Responsibilities:** Advises numerous inventors & companies in the industry. Create & develop products, which are licensed out to other companies in exchange for royalties.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

***Uncertain Risk***
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are

sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the loungewear industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*We are reliant on one main type of service*
All of our current products are variants on one type of products, providing bathrobes and other loungewear apparel. Our revenues are therefore dependent upon the market for loungewear.

*Minority Holder; Securities with No Voting Rights*
The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our

company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our products may fail to achieve the sales projections we expect. Our growth projections are based on an assumption that with an increased advertising and marketing budget, we will be able to scale our revenues at the same or greater rate than at our current level of marketing spend. Additionally, it is possible that our new product introductions fail to achieve significant sales and market acceptance, which also could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that the more success we experience, the greater the competition will intensify.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of

enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on DudeRobe or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on DudeRobe could harm our reputation and materially negatively impact our financial condition and business.

*Natural disasters and other events beyond our control could materially adversely*

***affect us.***

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Member Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Howie Busch | 2,500,000 | Class B Common Stock | 100.0 |

## The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Class A Common Stock.

***Class A Common Stock***

The amount of security authorized is 3,750,000 with a total of 500,000 outstanding.

*Voting Rights*

There are no voting rights associated with Class A Common Stock.

*Material Rights*

Except as required by law, the Class A Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter; provided, that, upon and following the Final Conversion Date (meaning the date fixed by the Board of Directors that is no more than 180 days following the date that no shares of Class B Common Stock are outstanding), each holder of a share of Class A Common Stock shall be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

The total amount outstanding includes 500,000 shares to be issued pursant to stock options, reserved but unissued.

***Class B Common Stock***

The amount of security authorized is 2,500,000 with a total of 2,500,000 outstanding.

*Voting Rights*

Class B Common Stock. Each holder of shares of Class B Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of

stockholders is solicited.

*Material Rights*

In the event of a Liquidation Event, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class; provided, however, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be "distribution to stockholders" for the purpose of this Section 4.

## What it means to be a minority holder

As a minority holder of common stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

### Circumstances which led to the performance of financial statements:

### Revenues

The company's revenues went from $124,482 in 2019 to $1,039,356 in 2020, a 735% increase. The increase in revenues was mainly a result of the company's new marketing and advertising strategies, advertising strategies, including revamping its website and engaging a marketing firm that helped the company get a good return on ad spend and revamped its website. Also, during the pandemic, eCommerce generally increased across the board, and there was a high demand for comfy apparel, which contributed to boosting the company's revenues.

### Gross Profit

Gross profit went from $30,953 in 2019 to $599,092 in 2020. Gross profit was 58% of

sales in 2020 compared to 25% of sales in 2019. The increase in gross profit was in parallel with the spike in sales.

**Cost of Goods Sold**

Cost of goods sold was mainly made up of the cost of manufacturing our robes and loungewear. Cost of Goods sold went from $93,529 in 2019 to $440,264 in 2020, a 371% increase in parallel with the increase in sales in 2020.

**Expenses**

General and administrative expenses increased from $12,066 in 2019 to $82,275 as the demand for the company's products grew. G&A was mainly made up of merchant fees including Shopify and Amazon at 76% for an amount of $54,662. Office supplies made up 12% of G&A at $9,007. Legal and professional fees made up 5% at $3,582. Insurance made up 2% at $1,596. Sales and marketing expenses went from $6,989 in 2019 to $287,794 in 2020. The Company also had product development costs of $13,111 in 2020.

**Historical results and cash flows:**

The Company's management is positive about the Company's prospects and believes that the Company will continue to generate enough revenues to run its operations while containing its costs. Based on the year-to-date numbers, the Company believes it is on track to more than double its revenues over last year. The Company is anticipating not only to continue to grow its revenues of its current product mix but also to introduce new products.

The two most cash flow intensive areas have been cost of goods (inventory) and marketing costs. That should continue to be the case, and there are no guarantees regarding cost of goods increases as well as marketing success as various factors continue to influence both aspects. So, while there are no guarantees, the information contained in the financial statements is representative of what potential investors should expect going forward, with those two aspects continuing to be the most cash flow intensive.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of June 7, 2021, the company has $100,000 in the bank.

The company holds a credit card with Chase Ink that has a credit limit of $76,700 with an outstanding balance of $33,000 as of today.

The company has a line of credit with Clearbank for an amount of $65,000, which gets

paid back at a 14% remittance rate of revenue and should equal 12% of APR.

The company also uses the founders Heloc to finance inventory requirements from time to time.

On May 17, 2020, the company received an SBA loan in the amount of $37,400. The loan carries an interest rate of 3.75% and matures on May 17, 2050.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The Company believes that funds of this campaign are not critical to the company's success. While we do have other capital resources available, we believe that the capital raised on StartEngine will enable us to accelerate our growth by acquiring more inventory, spending more on marketing, human resource capital, working capital and product development.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If we raise our minimum funding goal of $10,000, we intend to immediately use the funds within 1 month.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If we raise our maximum funding goal of $1.07M we anticipate using that capital for a combination of resources, including inventory, marketing, product development, and human capital. As a currently profitable company, we anticipate the capital will enable us to accelerate our growth and profitability. Our cost of borrowing for inventory will decrease as a result and barring anything unforeseen, we expect the capital to enable us to continue to grow over the next 24 to 36 months.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,**

**etc...)**

We have other capital sources available, including Clearbanc, Shopify, PayPal, a traditional bank line of credit, and more. Additionally, we have been using the founder's HELOC to finance inventory requirements. While we don't anticipate future raises right now, we would not rule that out as we digest the capital from the current raise to continue our growth.

## Indebtedness

- **Creditor:** SBA Loan
  **Amount Owed:** $37,400.00
  **Interest Rate:** 3.75%
  **Maturity Date:** May 17, 2050
  On May 17, 2020, the company received an SBA loan in the amount of $37,400. The loan carries an interest rate of 3.75% and matures on May 17, 2050.

- **Creditor:** Howie Busch
  **Amount Owed:** $76,810.22
  **Interest Rate:** 3.99%
  **Maturity Date:** September 01, 2027

## Related Party Transactions

- **Name of Entity:** Howie Busch
  **Relationship to Company:** Director
  **Nature / amount of interest in the transaction:** From time to time, the Company uses the founder's HELOC to finance its inventory needs. As of 9/22/21, the outstanding amount borrowed from the founder via HELOC was $76, 810.22.
  **Material Terms:** The HELOC was issued to founder Howie Bush on August 25, 2017. It carries an interest rate of 3.99% and matures in September 2027.

## Valuation

**Pre-Money Valuation:** $12,500,000.00

**Valuation Details:**

Our pre-money valuation is based on our 2.5M outstanding shares at $5, but in terms of how we arrived at that number, it is based on researching other private companies in a similar space to us as well as our traction, our growth path, the market size and our team.

In 2021, the global loungewear market is estimated to generate 37.7 billion U.S.

dollars in retail sales and the global athleisurewear market is expected to reach $517.5 billion worldwide by 2025. Our revenue was approximately $1.04M in 2020. Jan. to Jul. 2021 sales revenue was about 2.5X ahead of the same period last year. Rhone, a men's apparel brand, raised $9.9 million in 2019 for a pre-money valuation of $85 million. Vuori is an apparel company that raised $45 million in 2020 at a valuation of $210 million.

We really hit our stride in 2020 and that has only continued this year. We have established redundancy in our supply chain so that manufacturing and keeping up with demand will not be an issue. When we have worked with Good Morning America and Touch of Modern, we sell very well, including selling out on Good Morning America in 5 hours and earning Best of Touch of Modern status. We plan to continue to sell through those platforms and expand to others. From an intellectual property standpoint, DudeRobe™ is trademarked.

As a former sports agent and attorney, our founder continues to work with the largest agencies in sports to spread the DudeRobe brand in team locker rooms and he is also spearheading conversations about potential licenses in the world of sports as well as for some patented technical fabrics that aid in recovery. Previously, he consulted for Northwest, one of the largest sports and entertainment licensed blanket and home goods brands, for their branding and ecommerce sales. Additionally, we have brought in venerable marketing partners that should enable us to scale.

*The pre-money valuation has been calculated on a fully diluted basis. However, the pre-money valuation does not include reserved but unissued employee stock options. The company does not have preferred stock, outstanding options, warrants, or other securities with a right to acquire shares. The company set its valuation internally, without a formal third-party independent valuation.*

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  If we achieve the minimum funding goal of $10,000, we will put that money to work for marketing, inventory, working capital, product development and to hire staff where needed, as well as to pay any fees due from the raise itself.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  As a DTC brand, marketing is critical to our success and bringing visitors to our website. In addition to traditional Facebook/Instagram marketing, we plan to invest in partnerships that will help with branding, content and revenue.

- *Research & Development*
  10.0%
  We are working on new products that we think will be critical to our growth and that will be well received by our current customers and beyond that. We have sourced some technical fabrics that provide several benefits to users and that will set us apart in the market and should drive our growth going forward.

- *Inventory*
  30.0%
  We must make sure that we have enough inventory to satisfy our growing demand, and we expect those needs will only increase as we widen our product styles and colors.

- *Company Employment*
  16.5%
  To fuel our growth to date, we have outsourced just about all of our needs, but we will benefit by having 1-2 employees who can handle some of that burden on a regular basis.

- *Working Capital*
  15.0%
  We will keep 15% of the raise for working capital, to be deployed as needed to facilitate our growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the

report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://duderobe.com/ (duderobe.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/duderobe

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dude Apparel Brand LLC

*[See attached]*

# DUDE APPAREL BRAND LLC

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2020 AND 2019
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ........ 1

FINANCIAL STATEMENTS:

Balance Sheet ........ 2

Statement of Operations ........ 3

Statement of Changes in Members' Equity ........ 4

Statement of Cash Flows ........ 5

Notes to Financial Statements ........ 6

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Dude Apparel Brand LLC
New York, New York

We have reviewed the accompanying financial statements of Dude Apparel Brand LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

May 17, 2021
Los Angeles, California

**DUDE APPAREL BRAND LLC**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 37,058 | $ | 983 |
| Inventories | | 243,974 | | 37,000 |
| **Total current assets** | | **281,032** | | **37,983** |
| | | | | |
| Property and Equipment, net | | 498 | | - |
| **Total assets** | **$** | **281,530** | **$** | **37,983** |
| | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Credit cards | $ | 20,564 | $ | - |
| Credit line | | - | | 51,000 |
| Other current liabilities | | 2,770 | | - |
| **Total current liabilities** | | **23,334** | | **51,000** |
| | | | | |
| Loan Payable | | 37,400 | | - |
| **Total liabilities** | | **60,734** | | **51,000** |
| | | | | |
| **MEMBERS' EQUITY** | | | | |
| Members' equity | | 220,796 | | (13,017) |
| **Total members' equity** | | **220,796** | | **(13,017)** |
| | | | | |
| **Total liabilities and stockholders' equity** | **$** | **281,530** | **$** | **37,983** |

*See accompanying notes to financial statements.*

**DUDE APPAREL BRAND LLC**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | | **2020** | | **2019** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | 1,039,356 | $ | 124,482 |
| Cost of goods sold | | 440,264 | | 93,529 |
| Gross profit | | 599,092 | | 30,953 |
| | | | | |
| Operating expenses | | | | |
| General and administrative | | 85,275 | | 12,066 |
| Sales and marketing | | 287,794 | | 6,989 |
| Total operating expenses | | 373,069 | | 19,055 |
| | | | | |
| Operating income/(loss) | | 226,023 | | 11,898 |
| | | | | |
| Interest expense | | 8,311 | | - |
| Other Loss/(Income) | | - | | - |
| Income/(Loss) before provision for income taxes | | 217,712 | | 11,898 |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net income/(Net Loss)** | **$** | **217,712** | **$** | **11,898** |

*See accompanying notes to financial statements.*

| (in , $US) | | Members' Equity |
|---|---|---|
| **Balance—December 31, 2018** | **$** | **16,082** |
| Capital distribution | | (40,997) |
| Net income/(loss) | | 11,898 |
| **Balance—December 31, 2019** | **$** | **(13,017)** |
| Members' contribution | | 16,101 |
| Net income/(loss) | | 217,712 |
| **Balance—December 31, 2020** | **$** | **220,796** |

**DUDE APPAREL BRAND LLC**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | 217,712 | $ | 11,898 |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of property | | 124 | | - |
| Changes in operating assets and liabilities: | | | | |
| Inventories | | (206,974) | | 14,907 |
| Credit cards | | 20,564 | | - |
| Other current liabilities | | 2,770 | | - |
| **Net cash provided/(used) by operating activities** | | **34,197** | | **26,805** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | (622) | | - |
| **Net cash provided/(used) in investing activities** | | **(622)** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Members contribution | | 16,101 | | - |
| Capital distribution | | | | (40,997) |
| Repayment of credit line | | (51,000) | | - |
| Borrowing on credit line | | | | 1,000 |
| Borrowing on Loan Payable | | 37,400 | | - |
| **Net cash provided/(used) by financing activities** | | **2,501** | | **(39,997)** |
| | | | | |
| Change in cash | | 36,075 | | (13,192) |
| Cash—beginning of year | | 983 | | 14,175 |
| **Cash—end of year** | **$** | **37,058** | **$** | **983** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | $ | - | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Dude Apparel LLC was founded on August 7, 2017 in the state of New York. The financial statements of Dude Apparel LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Roslyn, New York.

Dude Apparel LLC is a clothing company, engaged in selling of bathrobe, pants, shorts, slides. The products are primarily available online, through online retailers and the company's official online store.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Computers & Equipment | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its fashion products.

**Cost of sales**

Costs of goods sold include the cost of fashion products sold, distribution services, delivery, packaging and supplies.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $287,794 and $6,989, which is included in sales and marketing expense.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 17, 2021 which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. INVENTORY

Inventory consists of the following items:

| As of December 31, | 2020 | 2019 |
|---|---|---|
| Finished goods | $ 243,974 | $ 37,000 |
| **Total Prepaids and other current assets** | **$ 243,974** | **$ 37,000** |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

| As of December 31, | 2020 | 2019 |
|---|---|---|
| Sales Tax Payable | $ 2,770 | $ - |
| **Total Other Current Liabilities** | **$ 2,770** | **$ -** |

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| Computers & Equipment | $ 622 | $ - |
| Property and Equipment, at Cost | 622 | - |
| Accumulated depreciation | (124) | - |
| **Property and Equipment, Net** | **$ 498** | **$ -** |

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $124 and $0 respectively.

## 6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

| As of Year Ended December 31, 2020 | |
|---|---|
| **Member's name** | **Ownership percentage** |
| Howie Busch | **100.0%** |
| **TOTAL** | **100.0%** |

## 7. DEBT

**Promissory Notes & Loans**

During 2020, the Company entered into SBA loan agreement in the amount of $37,400. The terms and condition of the loan is as follows:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
|---|---|---|---|---|---|---|---|---|---|
| SBA Loan | $ 37,400 | 3.75% | 5/17/2020 | 5/17/2050 | $ 818 | $ 818 | $ - | $ 37,400 | $ 37,400 |
| **Total** | | | | | **$ 818** | **$ 818** | **$ -** | **$ 37,400** | **$ 37,400** |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2020 | |
|---|---|
| 2021 | $ - |
| 2022 | 1,247 |
| 2023 | 1,247 |
| 2024 | 1,247 |
| 2025 | 1,247 |
| Thereafter | 32,413 |
| **Total** | **$ 37,400** |

## 8. RELATED PARTY

From time to time, the Company uses the founder's HELOC to finance its inventory needs. As of today May 17, 2021, the company has borrowed a total of $175,000 from the founder HELOC. The HELOC was issued to founder Howie Busch on August 25, 2017. It carries an interest rate of 3.99% and matures in September 2027.

## 9. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through May 17, 2021 the date the financial statements were available to be issued.

From time to time, the Company uses the founder's HELOC to finance its inventory needs. As of today May 17, 2021, the company has borrowed a total of $175,000 from the founder HELOC. The HELOC was issued to founder Howie Busch on August 25, 2017. It carries an interest rate of 3.99% and matures in September 2027.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# DudeRobe

This Ain't Your Grandpa's Robe


DUDEROBE
NEXT GENERATION ROBES + LOUNGEWEAR
AS SEEN ON
SHARK TANK

Website | Hempstead, NY | FASHION & APPAREL

**$159,214** raised

| | |
|---|---|
| 166 Investors | $12.5M Valuation |
| $5.00 Price per Share | $250.00 Min. Investment |
| Common Security Type | Equity Offering Type |
| $1.07M Offering Max | Reg CF Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

DudeRobe® is the next generation of Robes & Loungewear for guys. DudeRobe redesigned the boring old men's robe that had barely changed in 200 years and made it into something guys today actually want to wear. Its hoodie fit & innovative styling means no more floppy sleeves, no more losing your belt - now even non-Robe guys can be Robe guys! With its recent license to make NBA robes, DudeRobe is ready to take it to a whole new level. Join us.

## Reasons to Invest

- WE'RE GROWING & WE MAKE MONEY - We saw more than 8x revenue growth in 2020...ranking us in the Top 1% of over 1 million brands on Shopify. Plus, we're profitable.
- WE'RE CROWD FAVORITES - We are a company built by the crowds: Hitting our Kickstarter funding goal in 2 days, Appearing on Shark tank, Selling out on Good Morning America in under 5 hours, raising $50k in under 2 minutes on an inventory crowdfunding platform, and being named Best of Touch of Modern in 2019.
- WE'RE PLANTING OUR FLAG IN A BIG MARKET - The Global Loungewear market will reach $37.7 billion in revenue in 2021 and we're carving out our niche as the go-to brand in the men's robe category. Thanks to our license with the NBA, we are taking over the locker room & increasing our visibility with the NBA, NCAA & NFL.

*As of the time of this Regulation Crowdfunding offering, Dude Apparel Brand LLC is contemplating converting to a Delaware C-Corporation. The Company plans to convert once it raises $400,000. Certain information disclosed on this page and in the Company's offering materials reflects the its information post-conversion.*

## Owning the Locker Room...and Beyond

In sports, Nike, Adidas & Under Armour own the field.

And Gatorade owns the Sideline.

But who owns the locker room?

That's where DudeRobe comes in.

We launched DudeRobe with a Kickstarter crowdfunding campaign in 2017 and just one week later, Shark Tank reached out to ***US***. Three months after that we were in LA pitching the Sharks. And 4 months later we aired on ABC.

## Rewards

Get rewarded for investing more into DudeRobe:

**$250+**
**Investment**
### StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

**$500+**
**Investment**
### Tier 1
15% product discount for 1 year on orders placed on duderobe.com

**$1,000+**
**Investment**
### Tier 2
1 personalized robe (initials, first name, or nickname on front left chest) + 20% lifetime discount on orders placed on duderobe.com

**$2,500+**
**Investment**
### Tier 3
7% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 25% lifetime discount on orders placed on duderobe.com

**$5,000+**
**Investment**
### Tier 4
10% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 30% lifetime discount on orders placed on duderobe.com

**2017**

Our Kickstarter was funded in 2 days, exceeding our funding goal by more than 250%

**2017-18**

Shark Tank reached to us 1 week after launch and 3 months later, we were pitching the Sharks in LA

**2018-Present**

Earned "Best of Touch of Modern" Status by regularly selling out on 90% male-skewing ecommerce site

**2019-Present**

Robe of choice of NBA Knick's, Nets, Jazz, MVP Giannis Antetokounmpo & NFL Cowboy's Dak Prescott, Vikings All-Pro Dalvin Cook to name a few.

**2020**

Raised $50K in under 2 minutes...repaid investors ahead of schedule

**2020**

Sold out in 5 hours on Good Morning America to their 90% female demographic

Since then, we've been seen in several pro sports locker rooms and on some of the biggest names in the NBA & NFL. We sold out on Good Morning America in under 5 hours and we raised $50K on an inventory crowdfunding platform in under 2 minutes.


AS SEEN ON
SHARK TANK

And we've only just scratched the surface. We plan to dominate the locker room, bedroom, and bathroom, becoming the next big name in lounging, recovery and wellness. Our goal is to help people lounge and recover so they can come back even better tomorrow.

**$10,000+**

**Investment**

**Tier 5**

15% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 35% lifetime discount on orders placed on duderobe.com

**$20,000+**

**Investment**

**Tier 6**

20% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 40% lifetime discount on orders placed on duderobe.com + Dinner with Founder & Dude-in-Chief.



> "We are planting our flag in downtime + recovery by taking over the locker room (and lounging at home). And we're off to a great start."
>
> – Founder, Howie Busch

Founder Howie Busch negotiated Under Armour's first ever licensing deal (with the NFL) 25 years ago. Fast forward 25 years and Howie created DudeRobe...but instead of taking over the field, his mission is to take over the locker room and make downtime better.

OUR TRACTION

## Passionate Customers - From Pro Athlete Dudes to Regular Dudes

Professional athletes happen to be some of our biggest fans — not an easy group to please. We've outfitted entire NBA teams (NY Knicks, Brooklyn Nets & Utah Jazz) and superstar athletes such as Dallas Cowboys quarterback Dak Prescott, Minnesota Vikings running back Dalvin Cook, Boston Celtic guard Marcus Smart and the UFC's Chris Weidman.

The biggest sports agents and agencies in the world continue to reach out to request DudeRobe gear for their clients.

**As Seen on Pro Athletes**

**NFL**

**NBA**

We've surpassed all our funding goals to date and continue to collect amazing customer reviews from athletes and regular dudes alike.

**We've surpassed all our funding goals to date**

**Passionate & Loyal Customers = Amazing Customer Reviews**

**$1.04M in 2020 revenue**

★★★★★

**"These are a HUGE hit. The guys LOVE them!"**

*– M. Martinez, NBA Equipment Manager*



**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

## DudeRobe is on Everyone's Radar:

## Professional athletes are some of our biggest fans


NFL, Kansas City Chiefs Player
MLB, New York Mets Player
NFL, New England Patriots Player
NBA, Washington Wizards Player

That's right, we made a cooler robe for cooler dudes and the athletes and a ton of regular dudes have spoken. We've been blown away by the emails and reviews from folks saying just how much they love their DudeRobe gear...how unbelievably passionate they are about it.

**He loves it so much that I stole it!**
This robe is like a warm embrace on a winter morning. He loves that it feels like a hoodie & reaches his knees.
– C Powers, Tulsa, OK

**More than 5 stars!**
You will feel like you are in heaven wearing it. No kidding.
– J Kargbo, Vancouver, WA

**I received the robe and shorts and I love them and will be wearing them for years to come.**
And telling my friends.
– James Austin, Dayton, OH

**Great Robe!!**
Christmas gift to my husband- he loves it!!! Can't believe it took someone this long to come up with the perfect man robe!!!!
– K Montemorra, Odenton, MD

**My gift of a DudeRobe to a best buddy was a huge success.**
He even forgave all the stupid gifts I given him over the years.
– P Lehmuller, Bethpage, NY

**Most comfortable EVER!**
I went from never wearing a robe to wearing one every day. Thanks DudeRobe!
– C Wiley, Belleville, IL

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE PRODUCT

# We changed & "uncreeped" the robe...making something guys today actually want to wear


Yeah, I'm just, um...
DUDEROBE

As a “non-Robe guy”, our founder wanted something that was comfortable but also looked cool.  He realized that men’s robes had barely changed in 200 years, so he decided to do something about it. He created something that he would wear, that’s more like a hoodie than a traditional robe. With DudeRobe’s proprietary dual fabric, that’s hoodie on the outside, but comfy and absorbent towel on the inside, he created a robe that guys today actually WANT to wear.

That meant…

No more losing your belt.

No more floppy, wizard style sleeves.

No more ankle length.

No more creeping out your neighbors or the Fedex guy.

Plus, we added an extra pocket inside.  And what dude doesn’t love an extra pocket?


DUDEROBE
ROBE LIKE A DUDE


“We combined the coolness & wearability of a hoodie with the comfort & absorption of a towel”

Simply put, we make a robe that dudes love. Our robe, shorts, and sweats are all made from the same dual fabric: hoodie material on the outside, absorbent (and extra comfy) towel material on the inside. Hoodie-style sleeves and a permanently attached belt allow for a much more practical design, allowing the wearer to do a lot more in their robe than just sit in bed.

## The Full Lineup


The Robe
The Shorts
The Pants


Hoodie-style sleeves and a permanently attached belt allow for a much more practical design

Now you can take out the trash, walk the dog or answer the door without feeling like someone might just call the cops.


The perfect gift for dudes of all ages!

THE MARKET

## Huge Market + Fragmented Market Leaders = Big Opportunity

Loungewear and athleisure wear are both massive markets. The loungewear market alone is expected to hit $37.7 billion in 2021. And the athleisure market is projected to hit $517.5 billion by 2025. Meanwhile, everyday consumers have shown a greater demand for high quality and premium products when it comes to their athleisure wear, sleepwear and loungewear—and who can be surprised?


Loungewear and athleisure are both massive markets
Loungewear market is predicted reach
$37.7B
in 2021
Global athleisure wear expected to reach
$517.5B
in 2025

Source 1 Source 2

Because there seems to be a white space here, with no clear leader in the category, there is room for a brand like DudeRobe, with its unique brand voice and passionate fanbase, to carve out a sizable chunk of the market.

And as we introduce our next generation of proprietary technical fabrics, that will literally help people relax better and recover to come back better tomorrow, we plan to be the definitive leader in the space.

THE VISION

## We're ready to take over the locker room —and the bedroom and bathroom, too

We're a fast-growing company in a fast-growing space. Last year we did over a million dollars in sales. This year we're on pace to more than double that...

While I'm incredibly proud of what we've done, I'm even more excited with where we're going.

From Pro Athletes to Rockstar CEOs to Regular Dudes, it's clear that Downtime and Recovery has never been more important...that is where we are planting the DudeRobe flag.


We're seizing the opportunity to own this space and build a brand with a unique voice and loyal fanbase.

We've already built a cooler robe, but we're getting ready to launch new products with cutting-edge technical fabrics that have amazing benefits. Imagine an odor proof towel...or a Robe that has skin, temperature control and recovery benefits.


DudeRobe
for Her
Version 2.0
Technical Fabrics
Where we're headed
Customized
DudeRobe Gear
Collaborations
with Influencers

**DudeRobe for Her - Introducing the "Boyfriend Robe"**
Driven by requests from women who are stealing their partners' robes, DudeRobe has become a unisex product. At a time when there's so much going on with gender fluidity, it would be tone deaf of us not to recognize that women can rock a DudeRobe as much as any guy.

**Version 2.0 - Technical Fabrics**
We've sourced some incredible technical fabrics that have actual benefits. Imagine a Robe (and Slippers, Blankets & Towels)that offers skin benefits, recovery benefits, temperature control, are antimicrobial, anti-odor and are sustainable.

**Custom DudeRobe Gear**
Currently we only offer custom Robes to professional athletes and influencers. But we plan to roll out a custom program for individuals, teams, etc. In addition to becoming its own profit center, customization reduces return rates by 30% (customized products are always final sale) and it also helps to increase Average Order Value.

**Collaborations & Licenses**
Based on the incredible reception from professional athletes and teams, we are planning to launch collaborations to sell custom DudeRobe gear to their audiences. We plan to launch monthly collaborations with different athletes & influencers. This would not only become a new profit center, but a great marketing vehicle to generate buzz around the brand. We are also exploring pro sports league licensing opportunities.


We want to own the
lounging and
recovery space.
By incorporating
proprietary
technical fabrics
that provide
actual benefits

We may be a Robe company today...but we plan to be a health & wellness company tomorrow.


We are responding to
the legion of women
demanding their
DudeRobes...it's like a
boyfriend sweatshirt,
but in a robe.

And of course we plan to continue to expand our existing relationships with pro athletes to become the go-to brand for both the folks watching (and working out) at home, as well as the superstar athletes they're rooting for.

The Business model

# Behind the Robe

We sell direct-to-consumer online, primarily through our website, with an average order value of $137.05 last year. Our robes retail for $99.95. As a relatively young company, we're proud to say that we are already profitable, providing a strong foundation for our continued expansion. As Direct-to-Consumer sales continue to flourish generally, we are poised to scale given our profitable and lean foundation.


Towel - Lined Hood (because dudes love hoods)
Super Comfy, Absorbent Lining
Logo'd Drawstring
Premium Sweatshirt Material
Extra Deep Pocket Inside
Belt Permanently Attached (now you can't misplace it)
"Non-Floppy" Arm Cuffs (because dudes hate floppy cuffs)
Hoodie Style Pockets
Matching Shorts & Pants Optional (they're super comfy)
Cooler Length - From Knee to Mid-Thigh (based on dude's height)

OUR LEADERSHIP

# Sports Industry Expert + Product Developer

**Howie Busch, Founder & Dude-in-Chief**
A former sports agent, attorney, and product developer with a wealth of experience in consumer products and pro sports, DudeRobe's success can be traced to the meshing of Howie's unique experiences and skill set. As an inventor and product developer, he has designed innovative products, including pillows and blankets, that have been sold in Walmart, Bed Bath & Beyond, Amazon, and airports around the world. And he has spoken multiple times on the subject of product development at the US Patent & Trademark Office.

On the sports end of the spectrum, Howie negotiated Under Armour's first-ever sports licensing deal (with the NFL), in addition to several World Series of Poker contracts with ESPN on behalf of the production company that produced it for the network. He also helped NFL player Bill Goldberg break into and become one of the biggest names in pro wrestling. With DudeRobe, Howie has harnessed the power of his experience in both sports and product development to capture untapped demand and deliver value to consumers, pro athletes and shareholders alike.


Howie Busch
Founder & Dude-in-Chief
A former sports agent, attorney, and product developer with a wealth of experience in consumer products and pro sports.

WHY INVEST

## Welcome to YOUR ground floor opportunity...

We believe the timing could not be better, as people have never placed as much of a premium on exercise and recovery. Experts all agree that downtime and recovery is critical to being the best that you can be.

As Americans come out on the other side of the pandemic, they've recognized that their comfort at home, as well as their physical and mental health, are non-negotiable priorities. With DudeRobe, we're delivering on all fronts, with a debut product line that's all about comfort plus cool that helps you relax in style.

By investing in DudeRobe, you're helping us to expand our inventory, develop new products and formalize some high-level marketing and sponsorship deals to fuel our growth—but more than that, you're contributing to a bigger movement that's all about elevating and maximizing our downtime so we can rest up and recover to come back better to do something epic tomorrow.

And since crowdfunding is in our DNA, it only made sense for us to turn to dudes like you and a platform like StartEngine for our capital raise... we'd love to have you on board as we take over the locker room together...one team, one athlete, one dude at a time.


Crowdfunding is in our company DNA, so it only made sense for us to turn to dudes like you for our capital raise.

## In the Press

SHOW MORE

# Meet Our Team



## Howie Busch

Chairman, President & CEO

*An Entrepreneur, Inventor, Advisor and Attorney, Howie Busch is the Founder & Dude-in-Chief of DudeRobe, where he created a cooler bathrobe and loungewear for men... and appeared on Season 9 of ABC's Shark Tank.*

*When he came up with his "crazy" idea for a cooler bathrobe for guys, he launched a Kickstarter campaign to test the market. One week later, Shark Tank approached him. And less than three months later, with no product even in the country yet, he was pitching to the Sharks.*

*Several NBA teams have ordered for their locker rooms simply because DudeRobe's a better locker room alternative. Teams include the New York Knicks, Brooklyn Nets and Utah Jazz. Notable players with DudeRobe gear include NBA MVP Giannis Antetokounmpo of the Milwaukee Bucks, perennial All-Star Kyrie Irving and Dallas Cowboys star Quarterback Dak Prescott.*

*Prior to launching Dude Apparel Brand, Busch developed innovative products and licensed them to industry leaders.*

*His career highlights include: Negotiating UNDER ARMOUR'S first pro sports licensing deal (NFL), negotiating several World Series of Poker contracts with ESPN and helping his NFL cient Bill Goldberg get and become one of the biggest names in professional wrestling.*

*As an inventor/product developer, his products have been sold in Walmart, Bed, Bath & Beyond, Amazon, Fanatics and in airports around teh world. He has spoken at the US Patent & Trademark Office on innovation, entrepreneurship and product development multiple times, as well as at major universities. And he is a proud University of Michigan alum.*

## Offering Summary

| | |
|---|---|
| **Company** | Dude Apparel Brand LLC |
| **Corporate Address** | 740 Front Street, Hempstead, NY 11550 |
| **Offering Minimum** | $10,000.00 |
| **Offering Maximum** | $1,070,000.00 |
| **Minimum Investment Amount (per investor)** | $250.00 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Class A Common Stock |
| **Minimum Number of Shares Offered** | 2,000 |
| **Maximum Number of Shares Offered** | 214,000 |
| **Price per Share** | $5.00 |
| **Pre-Money Valuation** | $12,500,000.00 |

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

**Investment Incentives***

***Time-Based***

**Friends and Family Early Dudes**

Invest within the first 48 hours and receive additional 20% bonus shares.

**Super Early Dude Bonus**

Invest within the first week and receive additional 15% bonus shares.

**Early Dude Bonus**

Invest within the first two weeks and receive an additional 10% bonus shares.

***Amount-Based***

**$500+ | Tier 1**

15% product discount for 1 year on orders placed on duderobe.com

**$1,000+ | Tier 2**

1 personalized robe (initials, first name, or nickname on front left chest) + 20% lifetime discount on orders placed on duderobe.com

**$2,500+ | Tier 3**

7% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 25% lifetime discount on orders placed on duderobe.com

**$5,000+ | Tier 4**

10% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 30% lifetime discount on orders placed on duderobe.com

**$10,000+ | Tier 5**

15% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 35% lifetime discount on orders placed on duderobe.com

**$20,000+| Tier 6**

20% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 40% lifetime discount on orders placed on duderobe.com + Dinner with Founder & Dude-in-Chief.

**All perks occur when offering is completed.*

**The 10% StartEngine Owners' Bonus**

Dude Apparel Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $5 / share, you will receive 10 additional shares of Class A Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

## Featured on FOX45 in Baltimore + NBA Robe Style Finalized & Approved

3 days ago

A quick note to share a couple of pieces of exciting news with you guys!

First, we were featured on FOX45 in Baltimore...as a great gift this holiday season for any dude in your life.

As FOX contributor Margo Burr said, "these are not your typical robes." We agree, thanks Margo...thanks FOX!


DudeRobe - Featured on Fox45 in Baltimore
Copy link
Watch on YouTube

And second, the final choice for the NBA licensed designs are in...after weighing all of your input along with our team's & the NBA's, we decided to go with the traditional logos for this, our first ever licensing deal.

For a sneak peek at the final versions, click here. They're being made as we speak & we can't wait to launch them next month. Plus, we're working on some really cool partnerships for this launch so we'll keep you posted as they come to fruition.

If you know any friends and family who might be interested in a DudeRobe featuring one of those 7 NBA teams or who generally may be interested in joining the team, simply share the link below...

https://www.startengine.com/duderobe

Cheers!

## Limited Edition NBA DudeRobes - Help Us Pick The Style

16 days ago

**As part of the DudeRobe family, your opinion matters.** We're just about to manufacture the Limited Edition NBA line we're dropping in December & I'd love to get your thoughts on the look & style asap...

We're choosing between a graffiti/paint splattered logo on the back of the robe...with the plain logo on the front left chest (see below). To see the other teams & options with that same style, just click here.



The other option (below) is using regular, unaltered logos on both the front and back...to see the other teams & options with that style, just click here.



So here's the big question. In a drop format, which one of these styles do you think would sell better?

Your opinion really does matter to me, so please just share your thoughts in the "Comments" section below.

Thanks team...appreciate you!

Howie

DudeRobe, Founder & CEO

### Supply Chain Update, DudeRobe Style

18 days ago

Hey guys, just a quick note to let you know what's going on with the supply chain on our end.

First, no need to worry...we're all good!  We built some redundancy into our supply chain (just in case) by opening up a second factory and we were just informed that the first order from that factory is now locked and loaded and on its way to us...and should be with us just in time for Black Friday/Cyber Monday.



While it may be arriving a couple of months later than anticipated, we're really thankful to not be as adversely impacted as most of the manufacturing world (you're probably seeing it on your local store shelves).

Fortunately, we built in this redundancy we ordered early enough that we should be in a really good inventory position as we head into holiday and first quarter, including Valentine's Day (obviously an important time for us as a heavily gifted item).

With supply chain top of mind for everyone this holiday season, I just wanted to ease your concerns and let you know that we're on top of it and in great shape!

As an investor & partner, you deserve to know these things...and if you haven't finished your investment yet, go for it, there's no time like today.

As always, any questions, just let me know.  Stay awesome guys!

Howie

DudeRobe, Founder & CEO

### NEWSWEEK Names DudeRobe Top 20 Shark Tank Product

24 days ago

## 20 Breakout Shark Tank Products The Internet Loves


Newsweek
DUDEROBE
TOP20
FAVORITE
SHARK TANK BRANDS

***Click on the image to see the full article***

We are beyond excited to share that DudeRobe was named a Top 20 Shark Tank product by Newsweek!

To be up there with the likes of Bombas, Scrub Daddy, Squatty Potty & Manscaped is pretty damn cool, so I wanted to be sure to share it with you all.

We've got some great momentum, so feel free to share the opportunity with friends & family that might be interested in getting in on the ground floor just like you...the more the merrier.

Simply forward them this link - www.startengine.com/duderobe

Have a great weekend!

Howie

DudeRobe, Founder & Dude-in-Chief

## BIG NEWS - DudeRobe Gets License to Sell NBA Team Robes & Crosses $150K in Investment!

27 days ago

**You are the first to know...**

I'm so excited to share that DudeRobe has secured its first ever licensing deal. Thanks to a deal with NBALAB, we'll be releasing Limited Edition DudeRobes for the top 7 selling NBA teams in the coming months.

These will be done in a "drop" format on a date & time to be determined and we expect to sell out fast...so if you're a fan of the ***Los Angeles Lakers, Boston Celtics, Chicago Bulls, New York Knicks, Brooklyn Nets, Golden State Warriors*** or ***world champion Milwaukee Bucks***, be ready to act fast. If you're an investor, just let us know and we'll be sure to reserve one for you!

While robes may generally not be cool enough for a drop, DudeRobes are. We've been fortunate to have some NBA teams order for their locker rooms and the biggest agents in sports reach out for DudeRobes for their clients...so I fully expect fans to go crazy over the team licensed DudeRobes.

Below is a sneak peek of what the factory sent over yesterday. As a lifelong basketball fan, this one has me really excited!


BOSTON
CELTICS

I also wanted to share that we've already raised more than $150K from 160 Investors so we're well on our way to reaching our $1 million funding goal. I'm truly grateful for having a great product, growing fan base, and investors like you. And I'd love your help because the sooner we hit our goal, the sooner we can deploy that capital to fuel our anticipated, continued growth.

So if you have friends, family members or business associates that may be interested in getting in on the ground floor too, we'd love to have them, so please forward the link below.

www.startengine.com/duderobe

Thanks Team...now let's go kick some a$$!

Howie

DudeRobe, Founder & Dude-in-Chief

## Friendly Reminder - Time Running Out for Bonus Shares

about 1 month ago

**Hey gang, just wanted to give you all the heads up that time is running out on the Friends & Family (Early Dude Bonus).**

**So, if you're following along & thinking about investing with us...now is the best time to get in the game to get those bonus shares!**



**And if you've already invested with us...let *your* friends & family know about the campaign so they can get in on the action & get those bonus shares too!**

**Just share the campaign page with them, it's that simple...startengine.com/duderobe.**

If you have any questions at all, don't hesitate to post them in the comments...and I'll be sure to answer you as soon as I can.

Thanks for the support...excited to keep the momentum going!!!

Howie

DudeRobe, Founder & Dude-in-Chief

## Over $100K in our First 2 Days?!?

about 1 month ago

Thanks for the warm welcome to the StartEngine community!

What a crazy first couple of days! We hit over $100K already and can't wait to have you all as part of the DudeRobe Family!

If you're thinking about investing but haven't yet, just know that we'd love to have you aboard.

And if you have any thoughts or questions at all, feel free to drop them in the Comments...I'm here to answer all of your questions. And remember, the Early Bird that offers an extra 15% in Bonus Shares only runs through the first week, which ends at 8am EST on October 6.

Thanks guys...looking forward to doing some epic things together!!!

Howie,

Founder, CEO & Dude-in-Chief

CLICK TO WATCH WELCOME VIDEO

END OF UPDATES

## Comments (20 total)

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**John B.** 6 INVESTMENTS 16 days ago
I seem to be the minority,I do usually go my own way. I really love the SPLATTERED logo,unaltered is just boring. I love my robes,pants and shorts. I practically live in them. Thank you.
0 View 1 reply

**CARNELL P.** 14 INVESTMENTS 16 days ago
Unaltered NBA logos
0 View 1 reply

**Kevin Y.** 7 INVESTMENTS 16 days ago
The paint splatter looks like a knock off. I'd definitely go with the unaltered logo.
0 View 1 reply

**Matthew W.** 5 INVESTMENTS 16 days ago
I prefer the specialized logos. They look less "cookie-cutter" and differentiate the product in a way that regular logos cannot.
0 View 1 reply

**Connor K.** 4 INVESTMENTS 16 days ago
Unaltered logos I mean
0

**Connor K.** 4 INVESTMENTS 16 days ago
I suggest the unaltered versions don't over think it
0 View 1 reply

**Alex A.** 1 INVESTMENT 16 days ago
I'd go with the unaltered logo. It's cleaner and less of a risk.
0 View 1 reply

**Diesel J.** 1 INVESTMENT 18 days ago
I invested and I was seeing have you considered making a ad to advertise we can use google ad.We can use tick Tok instagram Facebook so we can advertise the prouduct
1

**Derrick B.** SE OWNER 18 INVESTMENTS a month ago
I invested and think this is a great idea. My main thought when I think of this branding out is if teams have this, this could be a big hit for colleges and eventually young kids. I know as a boy, we didn't wear robes, but this could change that if we show robes are "cool".

Robes were seen as an "old man thing". But I see where this could change all that. Look forward to the future. I think this has the potential to be one of my better investments and looking at potentially investing more into.
0 View 2 replies

**John A.** 53 INVESTMENTS a month ago

I made a Tier 2 investment which includes 20% lifetime on orders placed on Dude Robe. Would it be possible to get the promo code so that I can go ahead and place orders as gifts for my family? My investment was placed about 20 days ago and still remains as "submitted"

0 View 1 reply

SHOW MORE COMMENTS

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

We all know that in sports Nike, Adidas & Under Armour own the field, and Gatorade owns the sideline. But who owns the locker room? That's where DudeRobe comes in.

We launched DudeRobe with a Kickstarter crowdfunding campaign in 2017 and just one week later, Shark Tank reached out to us. Since then, we've been seen in several pro sports locker rooms and on some of the biggest names in the NBA & NFL. We sold out on Good Morning America in under 5 hours, and we raised $50K on an inventory crowdfunding platform in under 2 minutes.

I actually helped UnderArmour take over the field when I negotiated their first-ever licensing deal with the NFL 25 years ago. You might say it's poetic justice that we're now poised to take over the locker room.

As a non-robe guy myself, I wanted something that was comfortable but also looked cool. With DudeRobe's proprietary dual fabric, that's hoodie on the outside, but comfy and absorbent, towel lining on the inside, we created a robe that guys today actually want to wear. That meant no more losing your belt, no more floppy, wizard style sleeves, no more ankle-length. Plus, we added an extra pocket.

We've outfitted entire NBA teams and superstar athletes like Dallas Cowboys' quarterback Dak Prescott, Boston Celtics' guard Marcus Smart, and UFC superstar Chris Weidman.

Let's hear what Chris has to say.

Chris Weidman: You know what I wear in the ring and when I train. You know what I wear in out in public. But you don't know what I wear when I'm home chilling and recovering, which one of the important things that an athlete like me can do. That's DudeRobe. I love the hoodie style, the sleeves, the attached belt, and everything else that makes DudeRobe cooler than your average robe.

I've been blown away by the emails and reviews from our customers saying just how much they love their DudeRobe gear, how unbelievably passionate they are about it. We're talking dudes of all ages, from teenage dudes to dudes over 65 years old. Literally, thank us for creating such a cool product. "DudeRobe is the best loungewear on the market." "It's super comfortable. This is honestly my favorite gift you ever got me." "So, you like it?" "I love it. Every guy should get a DudeRobe." "Awesome, awesome, awesome robe." "It's like I'm wearing a hoodie around the house."

From Pro Athletes to Rockstar CEOs to Regular Dudes, it's clear that downtime and recovery time has never been more important.

The loungewear market is expected to reach $37.7 billion this year. Our revenues grew more than 700% last year, and as of July 15, our YTD numbers for 2021 are nearly 3x times better than

last year's YTD numbers. While I'm incredibly proud of what we've done, I'm even more excited with where we are going. Sure, we're redesigned the boring old bathrobe into something cool, but we're getting ready to launch new products with cutting-edge technical fabrics that have amazing benefits. Imagine a towel that's actually good for your skin or a robe that's good for your skin PLUS helps with recovery and thermoregulation.

We may be a robe company today, but we'll be a health & wellness company tomorrow. And while we could have gone the traditional venture capital route, crowdfunding is in our company's DNA, so it only made sense for us to turn to dudes like you and a platform like StartEngine for our capital raise. We are expanding inventory, developing new styles and products, and working on some high-level marketing and sponsorship deals to fuel our growth. So, if that all sounds good, you might as well get on board early. For as little as $250, you can join us as we take over the locker room one team, one athlete, one dude at a time. Let's do this.

<u>The Product Section Video</u>

When my guy gets home he likes to be comfortable, and he's been home a lot lately and frankly, his wardrobe in the house is killing our sex life. He's wearing that old ratty t-shirt, isn't he? We've gone through so many phases. Okay, all right, yep. He looked like a nine-year-old, so I decided to get him a regular bathrobe. How could that go wrong? You look like that creepy guy you tell your kids to avoid, and the belt he can never find. Let's face it - bathrobes for guys suck. Hey babe, have you seen my belt? I'm so sorry, mom. Just tell me when he's gone. That's when a friend told me about DudeRobe. She saw it on Shark Tank. Super cool robe and loungewear for men. Amazing reviews and a permanently attached belt. Your only a problem maybe it's so comfy and looks so good he may never want to take it off unless you want him too. Okay.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

**EXHIBIT G TO FORM C**

**TESTING THE WATERS MARKETING CONTENT**
*[SEE ATTACHED]*

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# Duderobe

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DUDEROBE

Hey Hunter,

Big News! I recently decided to give every day dudes the chance to invest and own a piece of DudeRobe! And although I can't share much information yet due to SEC restrictions, I wanted to let you guys know first...since you're one of the dudes who helped us get here.

It's been a heck of a run so far and as part of the DudeRobe Fam, I'd be pumped to have you as co-owner with me as we continue to expand the brand...and as we take over the locker room one team, one athlete, one dude at a time.

As I'm sure you know, pre-IPO investment opportunities are typically reserved for big institutional investors. But we don't do "typical," so we thought it would be more appropriate to open up the opportunity to the people who have made us into what we are today.

We'll be sending out a reminder prior to launch, but be prepared to act early as the round will close once we hit our goal.

Click here to learn more about possibly investing in us on StartEngine.

We'll see you there!

Howie

Howie Busch
Founder/CEO, DudeRobe

*DISCLAIMER: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.*

ROBE LIKE A DUDE